Mail Stop 4561

December 9, 2009

Serge Beausoleil
President and Chief Executive Officer
Viropro Inc.
8515 Place Devonshire, Suite 207
Montreal, Quebec, Canada

> **Re: Viropro Inc.**
> **Form 10-K for the Fiscal Year Ended November 30, 2008**
> **Filed March 16, 2009**
> **File No. 333-06718**

Dear Mr. Beausoleil:

       We have reviewed your response letter dated November 25, 2009 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 17, 2009.

Form 10-K for the Fiscal Year Ended November 30, 2008

General

1.   We note that your draft amendment to your annual report continues to be titled Form 10-KSB/A. Therefore we reissue prior comment 2. Amend your submission to comply in all respects with the requirements of Form 10-K and Release No. 33-8876: *Smaller Reporting Company Regulatory Relief and Simplification*.

Item 8A. Controls and Procedures, page 48

2.   We note your proposed draft language in response to prior comment 1; however, it does not appear that the proposed disclosure complies with the requirements of Item 308T(a) of Regulation S-K. First, your draft disclosure stating that "Management recognizes it must establish and maintain adequate internal control over financial reporting" does not fully comply with the requirements of Item 308T(a)(1) of Regulation S-K, which requires a clear and unambiguous statement that management is responsible for establishing and maintaining adequate internal control over financial reporting. Second, it is unclear from the proposed disclosure that you have performed an evaluation of the effectiveness of your internal control over financial reporting and you have not included a statement responsive to Item 308T(a)(2) of Regulation S-K in this regard.

Failure to comply with the Item has rendered your annual report materially deficient and it will remain so until you have complied with Item 308T(a). As a result of this deficiency, we do not consider you to be timely or current in your Exchange Act reporting. In addition, consistent with Regulation S-K Question and Answer 115.02 of the Compliance and Disclosure Interpretation, you are no longer eligible to file new Forms S-3 or S-8 and must suspend any sales under already effective registration statements. To this end, we note that you have filed registration statements on Form S-8 in the recent past. Please confirm your understanding regarding the implications resulting from your failure to comply with Item 308T(a) of Regulation S-K. Further, please tell us whether you have made any sales under Form S-8 since March 16, 2009, the initial filing date of your 2008 Form 10-KSB, and confirm that you will continue to suspend any such sales until you have adequately addressed the disclosure deficiencies in a publicly filed amendment to your Form 10-KSB for the fiscal year ended November 30, 2008.

* * * * * * *

          Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or me at (202) 551-3406 if you have any questions regarding the above comments.

Sincerely,

Patrick Gilmore
Accounting Branch Chief